Trombly Business Law
                                                   1320 Centre Street, Suite 202
                                                                Newton, MA 02429
                                                        Telephone (617) 243-0060
                                                        Facsimile (309) 406-1426


Amy  M.  Trombly,  Esq.
amy@tromblybusinesslaw.com


March  29,  2006

Delivered  by  electronic  submission  via  EDGAR

United  States  Securities  and  Exchange  Commission
Division  of  Corporation  Finance
100  F  Street,  N.E.,  Mail  Stop  7010
Washington,  DC  20549

     Attn:     Mr.  Stephen  Krikorian

     Re:  CompuMed,  Inc.
          Form 10-KSB for the fiscal year ended September 30, 2005 Filed December 27, 2005
          File  Number:  000-14210

Dear  Mr.  Krikorian:

I am securities counsel for CompuMed, Inc. (the "Company"). I am responding to the comments received from the staff of the Securities and Exchange Commission (the "Staff") in their letter dated February 6, 2006.

Set forth below are the Company's responses to the Staff's comments. The numbering of the responses corresponds to the numbering of comments in the letter from the Staff. The Company respectfully requests to wait to make any necessary amendments to its 10-KSB until the Company and the Staff have agreed on necessary disclosures. The Company has addressed some of the Staff's comments in its first quarter 10-QSB.

Item  6.  Management's  Discussion  and  Analysis  or  Plan  of  Operation
--------------------------------------------------------------------------

Results  of  Operation,  page  10
---------------------------------

Comment 1. We note instances where two or more sources of a material change have been identified without the dollar amounts for each source that contributed to the change disclosed. For example, you disclose that ECG transmission service revenue increased mostly due to the increase of ECG processing and overread services. Revise your disclosure to quantify each source that contributed to material changes. In addition, ensure that your disclosure indicates the amount of any significant offsetting factors that impact the fluctuations. See Section
III. D of SEC Release 33-6835. You should also avoid vague terms such as "mostly" in favor of specific quantifications.

Response  1.     The  Company  proposes  the  following  revision to the 10-KSB:

"Total revenues for fiscal 2005 were $2,284,000 as compared to $1,856,000 in fiscal 2004, an increase of 23%. Our ECG service revenues consist mainly of ECG processing ($803,000), Overread services ($372,000) and rental fees ($525,000). Total ECG revenue increased by 7% ($107,000) to $1,726,000 from $1,619,000 during fiscal 2005, of which 9% ($69,000) was in the ECG processing services and 32% ($90,000) in the Overread services. The overall increase was due to the acquisition and renewal of some correctional facilities contracts. This increase was offset by a decrease of $41,000 in equipment rental and maintenance fees and $11,000 of ECG other miscellaneous services."

Item  8A.  Controls  and  Procedures,  page  13
-----------------------------------------------

Comment 2. Your conclusion that your disclosure controls and procedures are effective "in timely alerting them to material information required to be included in our periodic SEC reports" is significantly more limited than what is called for under Rule 13a-15(e) of the Exchange Act. Similarly narrow language is included in your Forms 10-QSB filed during the fiscal year. The rule requires, among other matters, that the disclosure controls and procedures be designed "to ensure that information required to be disclosed by the issuer in the reports that it files or submits under the Act is recorded, processed, summarized and reported, within the time periods specified in the Commission's rules and forms" and to ensure that "information required to be disclosed by an issuer is accumulated and communicated to the required disclosure." Please confirm, if true, that your disclosure controls and procedures for the relevant periods met all of the requirements of this section and that you will conform your disclosure in future filings.

Response 2. The Company confirms that its disclosure controls and procedures for the relevant periods met all of the requirements of the section referenced by the Staff. The Company included disclosure to address the Staff's comment in its first quarter 10-QSB and also confirms that it will conform its disclosures in future filings.

Comment 3. We note your disclosure that "a control system, no matter how well conceived and operated, may only reasonably, not absolutely, meet the objectives of the system." Supplementally, please confirm, if true, the conclusions of management that the disclosure controls and procedures are effective at the "reasonable assurance" level. Refer to SEC Release No. 34-47986 (June 5, 2003), Section F.4.

Response 3.     The Company confirms that its disclosure controls and procedures are  effective  at  the  "reasonable  assurance  level."

Note  A  -  Basis of Presentation and Summary of Significant Accounting Policies
--------------------------------------------------------------------------------

Revenue  Recognition  -  page  F-8
----------------------------------

Comment 4. Describe in detail the types of services and products included in electrocardiogram service arrangements. For each type of service and product, describe your revenue recognition policy including the timing of when you believe revenue is earned. Explain how you charge your customers for each of the services and products provided. Further, clearly identify the accounting literature that supports each of the policies you follow. Tell us how you considered the guidance in paragraph 2 of SOP 97-2 and EITF 00-3 in accounting for the electrocardiogram service arrangements. In this regard, indicate whether the customer has the right to take possession of the software maintained on your server to analyze the ECGs at any time without significant penalty or costs and whether it is feasible for the customer to either run the software on its own hardware or contract with another unrelated party to host the software without significant penalty.

Response  4.     Two  types  of  revenue  are  reported  in  the  Statement  of
Operations: ECG Services and ECG Product and Supplies Sales. Below are the detailed descriptions of each revenue class:

ECG  SERVICES:   These  services  include  ECG  Processing,  Overread  services,
Equipment  Rental  fees  and  Equipment  Maintenance  fees.

Customers transmit ECG data from remote ECG terminals to the central CompuMed server (located at the Company's corporate office in Los Angeles) via phone modem to obtain a computerized interpretation. The Company calls this service "ECG Processing." After obtaining the computerized interpretation, the customer has the option to order the overreading service by pressing a key located on the ECG terminal. This manual analysis by a cardiologist is called an Overread. CompuMed also offers Rental and Maintenance agreements for the ECG equipment.

ECG PRODUCT AND SUPPLIES SALES: This includes ECG Equipment sales and ECG-related Supply sales.

The Electrocardiogram is not within the scope of SOP 97-2, EITF 00-3 because the software for analyzing the ECG data and the software that allows the ECG equipment to transmit the data to the Company's server are proprietary software. The customer does not have the right nor the ability to take possession of the software, and the software cannot be operated on other terminals.

Below  is  the  Company's  revenue  recognition  for  the  Electrocardiogram:

ECG  SERVICES:
- ECG Processing and Overread services are billed per usage when services are performed.
- ECG equipment Rental and Maintenance are billed monthly over the life of the agreements.

ECG  PRODUCT  AND  SUPPLIES  SALES:
ECG Equipment and Supplies Sales are billed when the equipment and/or the supplies are shipped.
We record revenue in accordance with SAB 104 as all of the following criteria have been met:
-     persuasive  evidence  of  an  arrangement  exists,
-     delivery  has  occurred  or  services  have  been  rendered,
-     the  seller's  price  to  the  buyer  is  fixed  or  determinable,  and
-     collectibility  is  reasonably  assured

Comment 5. We note from your disclosure that revenue is recognized from the OsteoGram services when billed to the customer in conjunction with the services performed. Explain in detail the nature of those services performed and the pricing fee structure for those services (i.e., based on usage). Indicated how you recognize revenue for these services and identify the accounting literature that supports your accounting. Tell us how you considered the guidance in paragraph 2 of SOP 97-2 in determining the applicable authoritative literature for revenue recognition.

Response 5. The OsteoGram services are not within the scope of SOP 97-02 because the customer does not possess the OsteoGram. The customer sends the hand x-ray film or digital image to the Company. The Company scans the film, performs the analysis, produces the bone density report and mails the report to the customer.

The OsteoGram services are billed per analysis when data is analyzed and the report is sent to the customer.

We record revenue in accordance with SAB 104 as all of the following criteria have been met:
-     persuasive  evidence  of  an  arrangement  exists,
-     delivery  has  occurred  or  services  have  been  rendered,
-     the  seller's  price  to  the  buyer  is  fixed  or  determinable,  and
-     collectibility  is  reasonably  assured


Comment 6. It appears that many of your arrangements related to the OsteoGram involve multiple elements or activities. Cite the authoritative literature you follow for each of the activities from which you generate revenue and the basis for this determination. Tell us the criteria you consider in determining how to allocate and when to recognize revenue. Explain how you consider the separation criteria in SOP 97-2, EITF 03-5 and EITF 00-21. Indicate how you determine VSOE or fair value for each deliverable.

Response 6. The OsteoGram is not within the scope of SOP 97-2, EITF 03-5 and EITF 00-21 because there are no "multiple elements" in our software deliverables. Furthermore, the Company's software sales carry no acceptability clauses or other contingencies, and the Company's policy on returns is to "repair or replace only" any problematic software. Over the past few years, the Company has not experienced more than a de minimus number of repairs or replacements of its software product.

The Company recognizes revenue of its OsteoGram software when all of the following have occurred:
o The Company ships to the distributor or end user against a valid purchase order. These purchase orders specify the number of units to provide and a predetermined purchase price in accordance with our policies.
o     The  Company ships the software by airfreight in order to verify delivery.

We record revenue in accordance with SAB 104 as all of the following criteria have been met:
-     persuasive  evidence  of  an  arrangement  exists,
-     delivery  has  occurred  or  services  have  been  rendered,
-     the  seller's  price  to  the  buyer  is  fixed  or  determinable,  and
-     collectibility  is  reasonably  assured

Comment 7. We note from your disclosure on page 5 of the filing that you have entered into licensing agreements with strategic partners such as Orex and Swissray International to market the OsteoGram system to end-users. Tell us how revenue is recognized for these licensing agreements. In addition, we note that you now market Schiller ECG terminals to customers (your page 3). Tell us how your presentation of revenue for these sales complies with EITF 99-19. Your response should address each of the criteria outlined in EITF 99-19.

Response 7. The Company recognizes revenue from its licensing partners in a similar fashion to that of an end user. The software is shipped against a valid purchase order from its licensing partners, and the Company books the revenue upon shipment. Thereafter, the Company's partners install the software on their hardware platforms for shipments to end-users. Software shipments to the Company's licensing partners carry no acceptability clauses or other contingencies, and the Company's policy on returns is to "repair or replace only" any problematic software. Over the past few years, the Company has not experienced more than a de minimus number of repairs or replacements of its software product.

The revenue for the sales of Schiller ECG terminals is reported based on the gross amount billed to customer, in accordance to EITF-99-19 due the following:
- the Company is responsible for providing the product and service desired by the customer;
-     the  Company  maintains  the  product  in  inventory;
-     the  Company  establishes  prices  for  the  products;
-     the  Company  changes/repairs  the  products  as  requested  by customers;
-     the  Company  determines  the  specifications  of  the  product;
-     the  Company  is  responsible for the loss of the product during shipping;
      and
- the Company is responsible for collecting the sales price from the customer and must pay the supplier regardless of whether the receivable is fully collected.

Comment 8. We note from the disclosures on page 5 of the filing that you utilize distributors or resellers such as Merry X-Ray. Tell us how you confirm that an end-user has purchased your product and the product has been shipped. Describe the type of evidence obtained from the reseller and the timeliness of this evidence. Indicate whether there are any rights of return held by the reseller or the end-user. If so, tell us how your accounting complies with paragraph 6 of SFAS 48. Also, supplementally tell us how much revenue has been recognized from sales by resellers in each of the periods presented.

Response 8. FAS 48 is not applicable when sales are made to the distributors or resellers. because Right of Return does not exist. The Company recognizes revenue from its distributors or resellers in a similar fashion to that of an end user. The software is shipped against a valid purchase order from the Company's distributors, and the Company records the revenue upon shipment. Thereafter, the Company's partners install the software on their hardware platforms for shipments to end-users. Software shipments to the Company's distributors carry no acceptability clauses or other contingencies, and the Company's policy on returns is to "repair or replace only" any problematic software. Over the past few years, the Company has not experienced more than a de minimus number of repairs or replacements of its software product. It is the Company' partner's responsibility to resell the software license to its end-user. There is no recourse back to the Company.

During fiscal years 2005 and 2004, the revenues from resellers were $115,000 and $144,000, respectively.

Comment  9.     Considering  our  comments  above  related  to  your  revenue recognition policy, provide us with any proposed revisions to your revenue recognition policy disclosures.

Response  9.     In future filings, the Company proposes to disclose its revenue recognition  as  follows:

For  ECG  business,  there are two types of revenue reported in the Statement of
Operations:  ECG  Services  and  ECG  Product  and  Supplies  Sales.

Revenues  are  recognized  as  followed:

ECG  SERVICES
- ECG Processing and Overread are billed per usage when services are performed.
- ECG equipment Rental and Maintenance are billed monthly over the life of the agreements.

ECG  PRODUCT  AND  SUPPLIES  SALES
- ECG Equipment and Supplies Sales are billed when the equipment and/or the supplies are shipped.

For the OsteoGram business, the OsteoGram Sales are reported upon shipment of software and the OsteoGram services are billed per analysis when data is analyzed and the report is sent to the customer.

We record revenue in accordance with SAB 104 as all of the following criteria have been met:
-     persuasive  evidence  of  an  arrangement  exists,
-     delivery  has  occurred  or  services  have  been  rendered,
-     the  seller's  price  to  the  buyer  is  fixed  or  determinable,  and
-     collectibility  is  reasonably  assured


If you have further questions or comments, please feel free to contact us. We are happy to cooperate in any way we can.

                              Regards,


                              /s/  Amy  M.  Trombly
                              ---------------------
                              Amy  M.  Trombly
                              Counsel  for  CompuMed,  Inc.

cc:     CompuMed,  Inc.